

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 1, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Anthony J. Miceli
Chief Financial Officer
United Capital Corp.
9 Park Place
Great Neck, New York 11021

> RE: Form 10-K & 10-K/A for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended March 31, 2009
> File No. 1-10104

Dear Mr. Miceli:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 2. Properties, page 8</u>

1. If any of the properties discussed in this section are not held in fee or are held subject to any major encumbrance, please identify the properties and describe how they are held. For example, we note that you mortgaged two of the hotel properties in 2007, as discussed under "Working Capital Practices" on page 3. Please show us in your

supplemental response what the revisions will look like. See Item 102 of Regulation S-K.

Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

2. We note that your statement that "the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic reports. However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In this regard, please confirm to us, if true, that your disclosure controls and procedures were "effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please confirm to us, if true, that your disclosure controls and procedures were "effective" without defining them. Please comply with this comment in future Exchange Act filings.

Notes to the Consolidated Financial Statements, page 32

Note 17 - Commitments and Contingencies, page 48

3. We note that you have received estimates of costs associated with the remediation of two of your facilities from certain environmental experts. Please revise your disclosure in future filings to identify the third party experts. Further, it appears that these experts were acting as "experts" as defined under Rule 436 of Regulation C. Please advise us as to whether you are required to provide the consents of these experts in accordance with Rule 436 of Regulation C. For example, you would be required to do so if you were incorporating this information into a Securities Act filing.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 1

4. We note disclosure in the footnote to the table that you are a "controlled" company under NYSE rules. Your disclosure does not indicate whether you have elected to

avail yourselves of the rules governing "controlled" companies. Please explain whether you have made this election. If so, please explain how it impacts your corporate governance and provide appropriate risk factor disclosure. Please show us in your supplemental response what the revisions will look like.

Executive Compensation, page 2

Employment Agreement, page 3

5. We note your disclosure regarding the Employment Agreement between Mr. Petrocelli and the Company. In future filings, please disclose all material terms of this agreement, including but not limited to, any non-disclosure or non-compete obligations. Please show us in your supplemental response what the revisions will look like. See Items 402(o)(1) and 402(q)(2) of Regulation S-K.

Retirement Benefits, page 5

6. Please expand the disclosure in the first and second paragraphs to disclose the material terms of each plan, including the amounts vested for each NEO. Please show us in your supplemental response what the revisions will look like. See paragraph (1) of Item 402(q) of Regulation S-K.

Certain Relationships and Related Transactions, page 7

7. For each related party transaction, please name the related person, disclose the approximate dollar value of the amount involved in the transaction, and disclose the approximate dollar value of the amount of the related person's interest in the transaction. Please show us in your supplemental response what the revisions will look like. See Items 404(a)(1), (a)(3), and (a)(4) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 9

8. We note that you have entered into indemnity agreements with certain of your directors. In this regard, we note the disclosure in the fourth paragraph under "Certain Relationships and Related Transactions" on page 7. Please file these agreements as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

9. Please file the Supplemental Retirement and Death Benefit Program as an exhibit to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. Controls and Procedures, page 17

10. We note the disclosure in the third paragraph. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the quarter ended March 31, 2009 that materially affected, or are reasonably likely to materially affect, the your internal control over financial reporting. Please comply with this comment in future Exchange Act filings. See Item 308(c) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in their filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andrew Schoeffler, Staff Attorney, at (202) 551-3746 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her

absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief